UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2007

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 001-33961

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

HILL INTERNATIONAL, INC. 401(k) RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hill International, Inc.

303 Lippincott Centre

Marlton, NJ 08053

REQUIRED INFORMATION

The following financial statements of Hill International, Inc. 401(k) Retirement Savings Plan are being filed herewith:

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Hill International, Inc. 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Hill International, Inc. 401(k) Retirement Savings Plan (the Plan) as of December 31, 2007 and 2006, the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ JENNIFER L ANDERSON LLC

JENNIFER L ANDERSON LLC

Mazzucco & Company, CPAs

Moorestown, New Jersey

June 26, 2008

HILL INTERNATIONAL, INC. 401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2007 and 2006

	2007	2006
ASSETS

Investments, at fair value:
Interest-bearing cash	$1,101,326	$1,228,368
Mutual funds	25,462,024	20,720,648
Common stock	2,260,594	226,564
Value of funds held in insurance company
general account	3,976,194	3,532,282
Participant notes receivable	714,714	662,356

Total investments	33,514,852	26,370,218

Receivables:
Employer’s contribution	—	20,740
Participants' contributions	—	87,023

	—	107,763

TOTAL ASSETS	33,514,852	26,477,981

LIABILITIES

Excess contributions payable	5,833	18,555

TOTAL LIABILITIES	5,833	18,555

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR MARKET VALUE	33,509,019	26,459,426
Adjustment from fair value to contract value for fully benefit responsive investment contracts	44,981	23,468

NET ASSETS AVAILABLE FOR BENEFITS	$33,554,000	$26,482,894

See accompanying notes.

HILL INTERNATIONAL, INC. 401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2007

ADDITIONS
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$912,905
Interest on participant loans	51,341
Interest	182,368
Dividends and capital gains	701,440

1,848,054

Contributions:
Employer	732,814
Participants	3,264,622
Other (including rollovers)	5,390,403

9,387,839

TOTAL ADDITIONS	11,235,893

DEDUCTIONS
Deductions from net assets attributed to:
Benefits paid to participants	4,164,167
Other expenses	620

TOTAL DEDUCTIONS	4,164,787

NET INCREASE	7,071,106
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	26,482,894

END OF YEAR	$33,554,000

See accompanying notes.

HILL INTERNATIONAL, INC. 401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2007

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements of Hill International, Inc. 401(k) Retirement Savings Plan (the “Plan”) are prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Mutual funds are valued at quoted net share values that are based on the underlying market value of the investments. Hill International, Inc. common stock is valued at the quoted market price. Security transactions are accounted for on the trade date for securities purchased or sold. The proceeds from sales of investments are compared to the cost for each investment to determine realized gains and losses. Participant notes receivable are valued at their outstanding balances, which approximates fair value. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Investment Contract with Insurance Company

Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”) requires investment contracts held by a defined-contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the statements of net assets available for benefits present both the fair value of the investment contracts as well as the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Administrative Expenses

The majority of administrative expenses of the Plan are paid by Hill International, Inc. (the “Sponsor”).

Payment of Benefits

Benefit payments are recorded upon distribution.

HILL INTERNATIONAL, INC. 401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2007

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements, which became effective on January 1, 2008 (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. Implementation of SFAS No. 157 will not have a material impact on the financial statements.

NOTE 2 – DESCRIPTION OF PLAN

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all domestic employees of the Sponsor who have thirty days of service and are age twenty-one or older. The Plan is voluntary. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Employees of the Sponsor may participate in the Plan once the employee has completed thirty days of credited service and has attained age 21. After meeting the requirements, the employee can begin participating on the next entry date. The entry dates are January 1, April 1, July 1, and October 1.

Contributions

Each participant may contribute pre-tax annual compensation up to a maximum of $20,000 per plan year, which includes both pre-tax and “catch-up” deferrals. The limit may change each year to correspond with the Internal Revenue Service Code. The Sponsor contributes fifty cents for every dollar contributed up to a maximum of four percent of gross wages. The percentage of the matching contribution is determined by the Sponsor’s Board of Directors on an annual basis. Half of the Sponsor’s contribution is used for open market purchases of the Sponsor’s common stock. Contributions to the Plan by highly compensated employees are limited to certain employee deferral percentage relationships. Plan assets are maintained at Prudential Financial, Inc. and are invested at the election of the participants.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Sponsor’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

HILL INTERNATIONAL, INC. 401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2007

Vesting

Participants are immediately 100 percent vested in both employee contributions and employer match.

Investment Options

Participants may designate how Plan contributions are to be invested in any combination of the following mutual funds held by the Trustee: Prudential Guaranteed Interest Account, Prudential Dryden Government Securities Trust Money Market Fund Series D, Prudential Jennison Value Fund A, Prudential Dryden High Yield Fund A, Prudential Dryden Stock Index Fund Z, Prudential Jennison Growth Fund A, AIM Constellation Fund A, Oppenheimer Global Opportunities Fund A, DWS Dreman High Return Eq Fund A, Dreyfus Founders Midcap Growth Fund, American Funds Growth Fund of America, Prudential Dryden Small Cap Value Fund A, American Funds Investment Company of America Fund A, MFS Total Return Fund A, American Funds Amcap Fund A, and Eaton Vance Large Cap Value Fund A. Additionally, effective October 9, 2006, Hill International, Inc. common stock became an additional investment option of the Plan. The Plan does not allow more than 50% of a participant’s ongoing contributions to be allocated to Hill stock.

Participant Loan Receivable

Subject to the Administrator’s approval, a participant may elect to borrow from the plan an amount, which may not exceed $50,000 or 50% of the participant’s account balance, whichever is less. These interest-bearing loans are secured by the participant’s account and are repaid through payroll deductions. Loans may not exceed beyond five years unless they are used to buy a participant’s principal residence. Interest is charged based on the prime rate of interest as reflected by local banks, as set forth in the plan agreement.

Payment of Benefits

Withdrawals under the Plan are allowed for termination of employment, hardship (as defined by the Plan), retirement, or attainment of age 59  1/2. Distribution may also be made to the participant in the event of physical or mental disability or to a named beneficiary in the event of the participant’s death. Distributions are made in a lump sum payment or by installment payments.

Plan Termination

Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the plan subject to the provisions of ERISA. In the event of Plan termination, the participants’ accounts would be distributed in accordance with Section 401(k)(10) of the Internal Revenue Code (“IRC”).

HILL INTERNATIONAL, INC. 401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2007

NOTE 3 – INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Savings Plan has a fully benefit-responsive investment contract with the Prudential Insurance Company of America (“Prudential”). Prudential maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the statements of net assets available for benefits at fair value and then adjusted to contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Prudential is contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan. Interest is credited on contract balances using an old money/new money or “bucketed” approach. Under this methodology, different interest crediting rates are applied to contributions based on the calendar quarter in which the contributions were made. An interest crediting rate (“New Money Rate”) is established at the beginning of each calendar quarter. The New Money Rate is applied to all contributions made to the product during that quarter. Four New Money Rates and corresponding buckets are established each year. These New Money Rates are guaranteed through December 31 of the following calendar year. Upon the expiration of the New Money Rate guarantees, the rates for each of these buckets are reset and are then known as “Old Money Rates”. Old Money Rates for each bucket are reset on an annual basis thereafter. The minimum crediting rate under the contract is 3.00%. Withdrawals and transfers out are made on a pro-rata basis from all buckets.

	2007	2006
Average yields:
Based on annualized earnings (1)	3.52%	3.35%
Based on interest rate credited to participants (2)	3.52%	3.35%

(1)	Computed by dividing the earnings credited to the plan on the last day of the plan year by the end of the plan year Fair Value and then annualizing the results.

(2)	Computed by dividing the earnings credited to the participants on the last day of the plan year by the end of the plan year Fair Value and then annualizing the results.

NOTE 4 – INVESTMENTS

During 2007, the Plan’s investments (including investments bought, sold, exchanged, as well as held during the year) appreciated (depreciated) in fair value as follows:

HILL INTERNATIONAL, INC. 401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2007

Net Realized and Unrealized Appreciation in Fair Value of Investments
Common Stock	$938,882
Mutual funds	(25,977)

$912,905

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 31
	2007	2006
Prudential Guaranteed Interest Account	$3,976,194	$3,532,282
Prudential Dryden Stock Index Fund Z	2,630,726	2,378,619
Dreyfus Founders Midcap Growth	2,167,117	*
Oppenheimer Global Opportunity Fund A	3,443,153	2,622,095
DWS Dreman Hi Return Equity Fund	1,953,844	2,144,863
Growth Fund of America	2,643,862	1,345,790
Prudential Dryden Small Cap Value A	2,130,587	2,783,886
Eaton Vance Large Cap Val A	2,639,050	1,616,349
Hill International, Inc. Common Stock	2,260,594	*

*	amount does not exceed 5% of the Plan’s net assets at the specified date.

NOTE 5 – EXCESS CONTRIBUTIONS PAYABLE

Contributions received from participants for 2007 and 2006 are net of payments of $5,833 and $18,555, respectively, made in February 2008 and February 2007 to certain active participants to return to them excess deferral contributions as required to satisfy the relevant nondiscrimination provisions of the Plan. That amount is also included in the Plan’s statement of net assets available for benefits as excess contributions payable as of December 31, 2007 and 2006.

NOTE 6 – RELATED PARTIES AND PARTIES IN INTEREST TRANSACTIONS

Effective October 9, 2006, the Sponsor’s common stock became an investment option for the Plan. As of December 31, 2007, the Plan owned 159,534 shares of the Sponsor’s common stock with a fair value of $2,260,594. Cash dividends received from the Sponsor were $0 for the year ended December 31, 2007. In addition, the plan has the following investments at fair value in funds managed by Prudential, the Plan’s trustee. Prudential maintains the investments in registered investment companies:

HILL INTERNATIONAL, INC. 401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2007

	December 31
	2007	2006
Prudential Guaranteed Interest Account	$3,976,194	$3,532,282
Prudential Dryden Govt Sec Trust MM Ser D	1,101,326	1,228,368
Prudential Jennison Value Fund A	1,662,214	1,638,783
Prudential Dryden High Yield Fund A	937,375	846,067
Prudential Dryden Stock Index Fund Z	2,630,726	2,378,619
Prudential Jennison Growth Fund A	558,141	421,939
Prudential Dryden Small Cap Value A	2,130,587	2,783,886

NOTE 7 – RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of the Form 5500:

	December 31
	2007	2006
Net assets available for benefits per the financial statements	$33,554,000	$26,482,894
Employer’s and participants’ contributions receivable	—	(107,763)
Excess contributions payable to participants	5,833	18,555

Net assets available for benefits per Schedule H of Form 5500	$33,559,833	$26,393,686

The following is a reconciliation of participants’ contributions per the financial statements for the year ending December 31, 2007 to Schedule H of Form 5500:

Employer’s and Participants’ contributions per the financial statements	$9,387,839
Add:Employer’s and participants’ contributions receivable at December 31, 2006	107,763
Add:Excess contributions payable to participants at December 31, 2007	5,833
Less:Excess contributions payable to participants at December 31, 2006	(18,555)

Employer’s and Participants’ contributions per Schedule H of Form 5500	$9,482,880

HILL INTERNATIONAL, INC. 401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2007

NOTE 8 – INCOME TAX STATUS

The plan received a favorable determination letter from the Internal Revenue Service dated October 21, 1993, stating that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 9 – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 10 – PLAN AMENDMENTS AND MERGERS

Effective May 1, 2007 the Plan was amended due to the acquisition of JR Knowles USA, LLC and the subsequent transfer of assets for affected employees. Net assets of approximately $1,000,000 were merged into the Plan. Effective September 1, 2007, the Plan was amended due to the acquisition of KJM & Associates, Ltd. and the subsequent transfer of the KJM & Associates, Ltd. 401(k) plan net assets of approximately $ 4,100,000 into the Plan.

NOTE 11 – SUBSEQUENT EVENTS

Effective January 1, 2008, the Sponsor will contribute fifty cents for every dollar contributed by the participants up to a maximum of six percent of gross wages.

Hill International, Inc. 401(k) Retirement Savings Plan

Year Ended December 31, 2007

EIN # 20-0953973

PLAN # 003

Schedule H, Line 4i, SCHEDULE OF ASSETS (HELD AT END OF YEAR)

a. Parties in interest	b. Identity of issuer, borrower, lessor, or similar party	c. Description of investment	d. Cost	e. Current value
	Interest Bearing Cash
*	Prudential Money Market Fund	Dryden Government Securities Trust Money Market Fund – Series D	**	$1,101,326

	Mutual Funds
*	Prudential Mutual Funds	Jennison Value Fund A	**	1,662,214
*	Prudential Mutual Funds	Dryden Stock Index Fund Z	**	2,630,726
*	Prudential Mutual Funds	Jennison Growth Fund A	**	558,141
*	Prudential Mutual Funds	Dryden High Yield Fund A	**	937,375
*	Prudential Mutual Funds	Dryden Small Cap Value A	**	2,130,587
*	Oppenheimer Funds	Global Opportunities Fund A	**	3,443,153
	DWS Dreman High Return Eq A	DWS Dreman High Return Eq A	**	1,953,844
	Dreyfus Founders Midcap Growth	Dreyfus Founders Midcap Growth	**	2,167,117
	AIM Constellation Fund	AIM Constellation Fund A	**	1,001,965
	American Funds	Growth Fund of America	**	2,643,862
	American Funds	Investment Co of America A	**	1,273,539
	MFS Total Return Fund A	MFS Total Return Fund A	**	1,573,203
	Eaton Vance Large Cap Value A	Eaton Vance Large Cap Value A	**	2,639,050
	American Funds	Amcap Fund A	**	847,248

	Total mutual funds			25,462,024

	Common Stock
*	Hill International, Inc.	Common Stock	**	2,260,594

	Funds Held in Insurance Company
*	The Prudential Insurance Co of Amer	Guaranteed Interest Account	**	4,021,175

	Loans to Participants
	Participant notes receivable, with interest rates of 4% to 9.25% maturing through 2016		—	714,714

	Total investments per Schedule H, Line 4i			33,559,833
	Adjustment from contract value to fair value for Guaranteed Interest Account			(44,981)

	Total investments per financial statements			$33,514,852

*	Indicates party-in-interest to the Plan
**	Not required for participant-directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HILL INTERNATIONAL, INC. 401(K) RETIREMENT SAVINGS PLAN

Dated: June 26, 2008	By:	/s/ Catherine H. Emma
Printed Name: Catherine H. Emma Title: Plan Administrator

Hill International, Inc. 401(k) Retirement Savings Plan

Annual Report on Form 11-K

For the Year Ended December 31, 2007

INDEX TO EXHIBITS

Exhibit No.	Description
23	Consent of Jennifer L. Anderson LLC